THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 4


                                   FORM 6-K
                                   --------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of October 2001


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F  ___
                                  ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes   ____    No   X
                                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

ANNOUNCEMENT OF CAPITAL CONTRIBUTION TO NTT BROADBAND INITIATIVE INC.

          On October 18, 2001, the registrant decided at a meeting of its board of directors to make capital contribution to its wholly owned subsidiary, NTT Broadband Initiative Inc.

          Attached is a press release dated October 18, 2001 describing the nature and scope of the contribution.

                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                         CORPORATION



                                        By  /s/   HIROO INOUE
                                           ------------------
                                           Name:  Hiroo Inoue
                                           Title: Senior Manager
                                                  Department IV


Date:  October 18, 2001

Press Release
                                                                October 18, 2001


                Notification Regarding Capital Contribution to
                         NTT Broadband Initiative Inc.


At the NTT Corporation Board of Directors meeting held on October 18, 2001, a resolution was passed as follows regarding capital contribution to NTT Broadband Initiative Inc (NTT-BB).


1. Company Receiving Contribution:   NTT Broadband Initiative Inc. (NTT-BB)
                                     2-2-2 Otemachi, Chiyoda-ku, Tokyo
                                     Hiromi Wasai, President and CEO
2. Amount of Contribution            26,500,000,000 yen
3. Pay-in Date                       End of October 2001 or later


Note:

With this capital contribution by NTT Corporation, the total number of shares issued by NTT-BB and other related corporate statistics will be as follows.

(1) Total Number of Shares Issued:  600,000 shares
          (Prior to this contribution, the total number of shares was 70,000.)
(2) Capitalization:                 30 billion yen
          (Prior to this contribution, capitalization was 3.5 billion yen.)
(3) Shareholder:                    NTT Corporation (100%)
(4) Use of Funds:                   NTT-BB intends to use these funds to conduct
          service trials and enhance services.

Service details will be announced by NTT-BB at a later date.


For inquiries, please contact:
Mr. H. Saho
Department I
Telephone: (03) 5205-5125
E-mail: h.saho@hco.ntt.co.jp